Exhibit 99.1

NEWS RELEASE
Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

KIMBER REPORTS 26 METRES OF 7.13 g/t

GOLD – EQUIVALENT AT CARMEN DEPOSIT

June 22, 2006

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (AMEX:KBX, TSX:KBR)

Kimber is pleased to report further drill results from both the Carmen and Carotare deposits on its 100% owned Monterde property in Chihuahua, Mexico.

Carmen Deposit

Drilling continues to concentrate at expanding the deposit to the northeast towards the Cocos structure. Holes MTR-351,352,356,357,358,359 are all Reverse Circulation (“RC”) holes targeting this area of the deposit. Some notable results include MTR-356 which yielded 26 metres of 7.13 g/t gold-equivalent and includes 8 metres of 16.59 g/t gold-equivalent. Also, 30 metres of 2.48 g/t gold-equivalent was reported from MTR-357.

MTR-362 was a step-out, up-dip targeting the area of a possible starter pit. This was a shallow hole that intercepted mineralization near surface: 28 metres of 3.73 g/t gold-equivalent including 12 metres of 7.11 g/t gold-equivalent from the interval 26m to 38m.

Carotare Deposit

Drilling at the Carotare deposit is further defining mineralized structures on the eastern part of the deposit. Results from three RC holes (CTR-34,35,36) include CTR-35 which yielded 64 metres of 2.30 g/t gold-equivalent and includes 20 metres of 4.48 g/t gold-equivalent.

A core hole (CTC-05) situated adjacent to CTR-21 yielded 6 metres of 6.83 g/t gold-equivalent. This interval shows good comparison with CTR-21, reported August 11th, 2005.

To view the location of the drill results below in relation to the deposits, please utilize the Google Earth feature of our website at: http://www.kimberresources.com/monterde3d.html .

Drill Hole	From	To	Interval	Gold	Silver	Gold Equivalent
	(m)	(m)	(m)	(g/t)	(g/t)	(g/t)*
CTC- 05	82	86	4	1.705	18	1.94
and	142	148	6	6.242	44	6.83
and	156	168	12	1.006	7	1.10
CTR- 34	86	90	4	1.140	80	2.21
and	150	156	6	1.437	18	1.67
CTR- 35	90	94	4	1.246	47	1.87
and	170	234	64	2.259	3	2.30
incl	172	178	6	10.180	8	10.29
incl	200	210	10	2.709	2	2.74
incl	222	234	12	1.892	3	1.93
CTR- 36	114	126	12	0.988	1	1.00
and	152	160	8	0.847	2	0.87
and	188	206	18	0.874	3	0.91
MTR-351	200	212	12	0.564	43	1.13
and	264	268	4	1.478	60	2.27
MTR-352	86	92	6	0.052	199	2.70
and	150	170	20	0.210	74	1.20
and	176	190	14	0.590	97	1.89
and	230	234	4	1.239	37	1.73
and	284	288	4	1.610	51	2.29
MTR-356	216	242	26	4.292	213	7.13
incl	218	226	8	10.980	421	16.59
and	252	286	34	1.323	16	1.54
MTR-357	62	66	4	0.180	359	4.97
and	158	188	30	0.987	112	2.48
and	260	264	4	1.590	43	2.16
MTR-358	152	164	12	1.963	139	3.81
and	170	182	12	0.431	46	1.04
and	196	218	22	0.240	52	0.94
MTR-359	154	160	6	0.189	67	1.09
and	206	218	12	1.083	12	1.24
MTR-361	22	26	4	0.745	130	2.48
and	40	70	30	0.603	82	1.70
incl	48	58	10	1.488	159	3.61
MTR-362	0	8	8	0.156	67	1.05
and	24	52	28	1.293	183	3.73
incl	26	38	12	2.716	330	7.11
*Gold equivalent grade assumes equivalence of 75 grams of silver to one gram of gold.

True widths are expected to range between 65% and 85% of the intervals reported on the table above. All samples are prepared and analysed by ALS Chemex.

Road Building

Blasting and road building is continuing at Monterde with the focus of these activities at Carotare and El Orito Norte. Drill roads and pads for a further 4500 metres of drilling are now in place at Carotare. Further blasting and drill road building will continue both at Carotare and El Orito Norte to access additional drill targets.

Staff Changes

Alan Hitchborn, Vice President of Development has tendered his resignation to be effective July 7th, 2006.

Robert Longe P.Eng, President and CEO will take on the responsibilities as Director General of Minera Monterde S. de R.L de C.V., Kimber’s wholly-owned Mexican subsidiary.  The exploration and development program at Monterde will continue under the supervision of Fernando Oviedo, Project Manager. J. Byron Richards, Vice President of Engineering will continue to act as QP and will maintain his responsibilities for resource estimation and quality control.

Mr. Hitchborn was responsible for recognizing the potential of the Monterde property and bringing it to Kimber in 1999. Since then he has made a major contribution towards developing the project and bringing it to its current stage as it now approaches pre-feasibility. The board of directors thank Mr. Hitchborn for his contribution to Kimber and wish him well with his future endeavours.

Jamila Abassi, B.A., M.A., has been appointed Director, Community Relations and Development Programs. Ms. Abassi is an anthropologist with nine years of experience designing and executing community research programs for large-scale industrial projects in mining, aquaculture and agro-industrial industries. Ms. Abassi will be responsible for developing and directing the community relations and sustainable development programs for Kimber’s projects, ensuring that they are aligned with the UN Millennium Development Goals, and meet International Finance Corporation Performance Standards. Ms. Abassi will provide leadership and direction for the Community Liaison Officer and Education and Outreach Coordinator, both of whom are already key parts of the team working on the Monterde project.

Darren Klinck, former Director of Investor Relations has been promoted to Vice President, Corporate and Investor Relations. In addition to maintaining the Investor Relations and Corporate Communications responsibilities for the Company, Mr. Klinck will now take on a greater role with corporate strategy and corporate development.

About Kimber

Kimber Resources Inc., which holds a 100% interest in the Monterde property in the Sierra Madre of northern Mexico, is advancing the Carmen gold-silver deposit towards production. The Carmen deposit, an underground mine in the 1930’s, is a typical low sulphidation epithermal system, oxidized, and believed to be suitable for open pit mining. Two adjacent epithermal systems first identified in 2005, the Carotare deposit and El Orito Norte exploration target appear to be similar to the Carmen. The initial resource estimate on Carotare was reported in November 2005. The goal of the company is to demonstrate at least three million resource ounces from the two deposits and exploration target identified.  For further information on the company visit SEDAR or the company website at www.kimberresources.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Darren Klinck

Vice President, Corporate & Investor Relations

or

Robert Longe P.Eng

President and CEO

North America Toll Free: 1-866-824-1100

Tel: (604) 669-2251

Fax: (604) 669-8577

Website: http://www.kimberresources.com

Email: news@kimberresources.com

Mr. Alan Hitchborn, B.Sc., Vice President Development, managed the field program of drilling and trenching on the Monterde project. Mr. J.B. Richards, P.Eng., Vice President Engineering, and designated Qualified Person (Q.P.) for the project is responsible for quality control and has verified the data disclosed. He has determined that the laboratory reports matched the drill sample logs and that the quality control assays fall within reasonable limits. QA./QC procedures incorporate blanks and duplicates inserted at the drill site and standards inserted after sample preparation. Drilling is by reverse circulation. A one eighth split of each two-metre section of the drill hole, weighing approximately 6 kg is processed by ALS Chemex at its preparation laboratory in Hermosillo, Mexico. Pulps are analysed by ALS Chemex at its laboratory in North Vancouver, British Columbia, using 50 gram subsamples, fire assay with an AA finish for gold and four-acid digestion and ICP finish for silver from a 0.4 gram subsample. Highgrade gold or silver intervals are re-assayed by fire assay with gravimetric finish.

Cautionary Statement

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfill such forward-looking statements and the Company undertakes no obligation to update such statements.  Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.